Mail Stop 4720

November 18, 2009

Patrick Sheaffer
Chairman and Chief Executive Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

> **Re:** **Riverview Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 22, 2009**
> **File No. 333-162621**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 12, 2009**
> **Form 10-Q for Period Ended June 30, 2009**
> **Filed August 6, 2009**
> **File No. 000-22957**

Dear Mr. Sheaffer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide the information required by Item 505 of Regulation S-K or confirm to us that there will be no material disparity between the offering price of the common stock being registered and the market price of the outstanding shares of common stock.

2.   We note that you have not yet filed one exhibit. Since we may have comments once this document is filed, please file the documents as soon as possible.

3.   Revise the filing to update for the disclosures included in the recently filed Form 10-Q for September 30, 2009. In this regard, update the Selected Financial Data, Risk Factor narratives, Capitalization and other areas, as applicable.

4.   Please tell us why you have not incorporated by reference the Form 8-Ks and proxy filed subsequent to your Form 10-K for fiscal year ended March 31, 2009.

Prospectus Cover Page

5.   Please provide a brief description of the underwriting arrangements if any arrangements are made other than a firm commitment by the underwriters.

Prospectus Summary, page 5

6.   Revise the "Disciplined Franchise Expansion" section to disclose whether or not there are any arrangements, agreements, and/or understandings to make any acquisitions or de nova branching operations.

7.   Revise to disclose here or elsewhere in the Prospectus, the amount of shares to be purchased by insiders, officers and directors. If none, add a risk factor.

Risk Factors
We are required to comply with the terms…, page 13

8.   Please revise to provide a more detailed summary of all of the material terms of the memoranda of understanding and the supervisory letter directive. In this regard, include bullets for (a) through (f) of the disclosures on page 17 under "Recent Developments" in the September 30, 2009 Form 10-Q. Also disclose the capital ratio comparisons between actual September 30, 2009 and those required under the MUI for the Bank.

9.   Revise the second paragraph to disclose the amount of brokered deposits and the percent of brokered deposits to total deposits as of June 9 and September 30, 2009, respectively.

10.   Revise to disclose if the Bank or Company has sought approval from the OTS under any of the MOU's or Directive's and been denied. If so, briefly describe.

Our real estate construction and land acquisition…., page 14

11.   Revise to update with September 30, 2009 numbers.

The level of our commercial real estate…, page 15

12.   We note that you state that you have implemented policies and procedures with respect to your commercial real estate loan portfolio consistent with joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Please provide a brief summary of the guidance. In addition, disclose the actual percentages at September 30, 2009.

Fluctuating interest rates can adversely affect our profitability, page 18

13.   Please revise to separate the last paragraph of this sub-section into a separate risk factor.

Use of Proceeds, page 26

14.   Please revise to provide the approximate amount intended to be used for each purpose you describe in this section.

15.   Please tell us whether the proceeds will be used towards complying with the two memoranda of understanding and the supervisory letter directive issued by the OTS.

No Sales of Similar Securities, page 34

16.   We note that you state that you and your executive officers and directors have entered into lock-up agreements with the Underwriter. Please create a risk factor in which you describe the lock-up period and disclose the risks that the price of shares may decline once the lock-up period expires.

Indemnification and Contribution, page 34

17.   Please describe the liabilities which you have agreed to indemnify the underwriter and its affiliates and controlling persons against.

Price Stabilizations and Short Positions, page 35

18.   Please revise to confirm that you will comply with Regulation M.

Exhibit 5.1

19.   It is inappropriate to assume that the registration statement and any amendments thereto will comply with all applicable laws and the registration statement will comply with all applicable laws at the time the common stock is offered. Please revise.

20.   You may not limit your legality opinion to only statutory law. Please revise.

Form 10-K for Fiscal Year Ended March 31, 2009
Item 11. Executive Compensation, page 95
Compensation Discussion and Analysis, page 10 on Definitive Proxy Statement on Schedule 14A

21.   Please tell us why you have not disclosed the performance targets utilized in determining incentive compensation for your named executive officers for the fiscal year ended March 31, 2009. For example, you have not disclosed the specific targets for profit, loan production, deposit growth and efficiency that were used as bases for awarding incentive compensation to your named executive officers. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Form 10-Q for Period Ended June 30, 2009
Exhibit 31.1, Exhibit 31.2 and Exhibit 32

22.   In future filings, please tag and file these certifications as exhibits.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (703) 883-2511
       John F. Breyer, Jr., Esq.
       Breyer & Associates PC